UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

SOONER HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

835765108
(CUSIP Number)

Ang Kang Han
Long Shan Development Area
Han Jiang Town, ShiShi City, Fujian, PRC
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835765108
1.	Names of Reporting Persons...............................................................................Ang Kang Han I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) ......................................................................... □

       (b) ........................................................................  □

3	SEC Use Only
4.	Source of Funds (See Instructions)...........................................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....N/A
6.	Citizenship or Place of Organization......................................................................................China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power ...................................................................................................................0
8. Shared Voting Power...........................................................................................300,607,511*
9. Sole Dispositive Power............................................................................................................0
10. Shared Dispositive Power...................................................................................300,607,511*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person.....................300,607,511*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....□
13.	Percent of Class Represented by Amount in Row (11)......................................................82.2%
14.	Type of Reporting Person (See Instructions).............................................................................IN

* Represents 16,435 shares of Series A Convertible Preferred Stock in the aggregate on an as-converted basis (to retroactively take into account a proposed 1-for-18.29069125 reverse stock split of the common stock)

CUSIP No. 835765108
1.	Names of Reporting Persons........................................China Changsheng Investment Limited I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)..............................................................  □

       (b)..............................................................  □

3	SEC Use Only
4.	Source of Funds (See Instructions)...........................................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....N/A
6.	Citizenship or Place of Organization.........................................................................................BVI
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power...............................................................................................283,048,447*
8. Shared Voting Power...............................................................................................................0
9. Sole Dispositive Power.......................................................................................283,048,447*
10. Shared Dispositive Power......................................................................................................0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person...................283,048,447*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...□
13.	Percent of Class Represented by Amount in Row (11)......................................................77.4%
14.	Type of Reporting Person (See Instructions)...........................................................................CO

* Represents 15,475 shares of Series A Convertible Preferred Stock on an as-converted basis (to retroactively take into account a proposed 1-for-18.29069125 reverse stock split of the common stock)

CUSIP No. 835765108
1.	Names of Reporting Persons...........................................China Longshan Investment Limited I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)..................................................................  □

       (b)..................................................................  □

3	SEC Use Only
4.	Source of Funds (See Instructions)............................................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)......N/A
6.	Citizenship or Place of Organization..........................................................................................BVI
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power....................................................................................................................0
8. Shared Voting Power..............................................................................................17,559,064*
9. Sole Dispositive Power............................................................................................................0
10. Shared Dispositive Power......................................................................................17,559,064*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................17,559,064*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).....□
13.	Percent of Class Represented by Amount in Row (11)..........................................................4.8%
14.	Type of Reporting Person (See Instructions).............................................................................CO

* Represents 960 shares of Series A Convertible Preferred Stock on an as-converted basis (to retroactively take into account a proposed 1-for-18.29069125 reverse stock split of the common stock)

CUSIP No. 835765108
1.	Names of Reporting Persons........................................................................................Tsoi Sau Lun I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)....................................................................  □

       (b)....................................................................  □

3	SEC Use Only
4.	Source of Funds (See Instructions).............................................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).......N/A
6.	Citizenship or Place of Organization........................................................................................China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power.....................................................................................................................0
8. Shared Voting Power.............................................................................................300,607,511*
9. Sole Dispositive Power..............................................................................................................0
10. Shared Dispositive Power.....................................................................................300,607,511*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person.......................300,607,511*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)......□
13.	Percent of Class Represented by Amount in Row (11).........................................................82.2%
14.	Type of Reporting Person (See Instructions)...............................................................................IN
* Represents 16,435 shares of Series A Convertible Preferred Stock on an as-converted basis (to retroactively take into account a proposed 1-for-18.29069125 reverse stock split of the common stock)

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to shares of common stock, $0.001 par value (the “Common Shares”) and shares of Series A Convertible Preferred Stock (“Series A Shares”) which is convertible into shares of Common Stock of Sooner Holdings, Inc., a Oklahoma corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Long Shan Development Area, Han Jiang Town, ShiShi City, Fujian, PRC.

Item 2.  Identity and Background

This statement is being filed on behalf of the following persons identified in numbers 1 through 4:

1.	Ang Kang Han.

(a)           Mr. Ang, an individual.

(b)           Mr. Ang’s business address is Long Shan Development Area, Han Jiang Town, ShiShi City, Fujian, PRC.

(c)           Mr. Ang’s present principal occupation is as Director, Chairman and President of the Issuer, but has control over Ms. Tsoi of China Changsheng Investment Limited and China Longshan Investment Limited.

(d)           Within the last five years, Mr. Ang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Ang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Ang is a citizen of China.

2.	China Changsheng Investment Limited (“China Changsheng”).

(a)	China Changsheng is a corporation organized under the laws of BVI with a principal business of investment.

(b)	The principal office for China Changsheng is located at Long Shan Development Area, Han Jiang Town, ShiShi City, Fujian, PRC.

(c)	Within the last five years, China Changsheng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, China Changsheng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.	China Longshan Investment Limited (“China Longshan”).

(a)	China Longshan is a corporation organized under the laws of BVI with a principal business of investment.

(b)	The principal office for China Longshan is located at Long Shan Development Area, Han Jiang Town, ShiShi City, Fujian, PRC.

(c)	Within the last five years, China Longshan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, China Longshan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

  4.    Tsoi Sau Lun.

(a)	Ms. Tsoi, an individual.

(b)	Ms. Tsoi’s business address is Long Shan Development Area, Han Jiang Town, ShiShi City, Fujian, PRC.

(c)	Ms. Tsoi’s present principal occupation is as investment, but is also the sole shareholder of each of China Changsheng and China Longshan, as nominee for Mr. Ang.

(d)	Within the last five years, Ms. Tsoi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Ms. Tsoi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Tsoi is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration

Effective as of February 14, 2011 (“Closing”) China Chansheng and China Longshan acquired  16,608 shares of Series A Preferred Stock in the aggregate disclosed herein as a party to a certain Securities Exchange Agreement involving the Issuer, certain controlling shareholders of the Issuer, Chinese Weituo Technical Limited, a international business company organized under the laws of the British Virgin Islands (“CWT”), and all the shareholders of CWT (the “CWT Shareholders”), which included China Changsheng and China Longshan (the “Exchange Agreement”).  Pursuant to the terms and conditions of the Exchange Agreement the Issuer acquired all of the outstanding capital shares of CWT from the CWT Shareholders in exchange for 19,200 shares of the Issuer’s Series A  Preferred Stock (“Series A Shares”), of which China Changsheng received 15,648 Series A Shares and China Longshan received 960 Series A Shares (the “Exchange”).  Accordingly, at Closing the transaction described above represented a change in control of the Issuer.  Subsequent to the Closing, on February 14, 2011, China Changsheng agreed to transferred 173 Series A Shares to a third party.

The foregoing description of the transactions and the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the disclosure content and exhibits of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 14, 2011, and the full text of the Exchange Agreement attached as Exhibit 2.1 thereto, all of which is hereby further incorporated herein by reference.  The Form 8-K, including the content therein and the exhibits thereto is further incorporated herein by reference as Exhibit A hereto.

Item 4.  Purpose of the Transaction

The content of item 3 is hereby incorporated herein by reference in its entirety.

The Reporting Persons acquired the Series A Shares (described in item 3 above) in connection with a structured change of control of the Issuer for the express purpose of changing the Issuer’s business operations to designing, manufacturing and saling of synthetic polyurethane leather (“PU leather”) for the shoe manufacturing industry in China.  By acquiring CWT, through control of subsidiaries the Issuer will be engaged in the business of designing, manufacturing and selling of PU leather for the retail leather industry and for the flip-flops and slippers industry.

As a component to the Exchange Agreement, effective as of Closing Mr. Ang was appointed to the Issuer’s Board of Directors as Chairman and as President, while the following persons were appointed to the officer positions indicated opposite their names and to fill vacancies otherwise created by the resignations of the Issuer’s prior officers Messrs. R.C. Cunningham II and III, as applicable:

Huang Jin Bei             Vice President and Chief Financial Officer
Wu Li Cong                Chief Operating Officer
Wu Hong Wei            Secretary

Additionally, effective as of Closing Mr. R.C. Cunningham III resigned as a director and the authorized number of directors who may serve on the Board of Directors was increased to three (3).  As currently scheduled, Mr. Cunningham II will resign as a director effective as of the 10th day following the Issuer’s effective filing of a Schedule 14f-1 with the SEC, whereupon Messrs. Huang Jin Bei and Wu Hong Wei will be appointed to the Board of Directors to assume the vacancies created by the resignation of Mr. Cunningham II and the increase to the authorized number of directors, as previously approved.

Further, in anticipation of the Exchange the Issuer caused a Certificate of Designation of Series A Convertible Preferred Stock to be filed with the Oklahoma Secretary of State effective February 11, 2011, thereby creating and designating the Series A Shares in order to conduct the Exchange.  Although the Series A Shares are not a class of the Issuer’s securities registered pursuant to section 12 of the Exchange Act of 1934, as amended, the rights, preferences and privileges set forth in the Certificate of Designation provide that the Series A Shares shall have the same voting rights as the Shares; except, however, that each Series A Share is afforded the right of 1,000 voting Shares based on the conversion rate established in the Certificate of Designation.

In addition, as also contemplated in the Exchange Agreement it is the present intention to proceed with causing the Issuer to effect a 1-for-18.29069125 reverse stock split (the “Reverse Split”) as soon as is practicable.  The Reverse Split is contemplated and will be structured to affect the outstanding shares of the Issuer’s class of common stock, whereupon effect all of the outstanding Series A Shares will be automatically converted into Shares at the conversion rate of 1,000-for-1.  The desired effect of the Reverse Split is to cause the CWT Shareholders at the Close of the Exchange Agreement to become the holders of at least 96% of the Issuer’s Shares.

Subsequent to all other provisions of the Exchange Agreement, the Issuer is obligated to issue the Control Stockholders additional Shares subject to a certain event (the “Make Good Provision”).  In the event the Issuer’s net income is less than $5.5 million (the “Income Minimum”), as determined in accordance with U.S. GAAP, for the audited financial statements for year ended December 31, 2010, the Control Stockholders are entitled to receive an aggregate 113,637 Shares (post consolidation) from the Issuer. Such determination of the Income Minimum and satisfaction of the Make Good Provision will be addressed within 10 days following completion of the audit for the Issuer’s financials for year ended December 31, 2010.

The Issuer’s Certificate of Incorporation authorizes its Board of Directors to issue up to 10,000,000 undesignated shares.  The undesignated shares may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the shareholders.  These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions.  The issuance of any undesignated shares could diminish the rights of holders of Shares, and therefore could reduce the value of such Shares.  In addition, specific rights granted to future holders of undesignated shares could be used to restrict the Issuer’s ability to merge with, or sell assets to, a third party.  The ability of the Board of Directors to issue undesignated shares could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the Issuer’s shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price for the Shares.

Subject to and depending upon prices deemed favorable, the Reporting Persons may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.  Further, while it is not the present intention of the Reporting Persons to do so, they reserve the right to dispose of any Shares held in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Persons have no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Persons are deemed to beneficially own an aggregate 300,607,511 Shares, consisting of 16,435 Series A Shares (which includes the conversion voting rights for the Series A Shares).  Based on the current voting rights afforded to the Series A Shares such aggregate beneficial ownership constitutes 82.2% ownership of the outstanding class of Shares (without accounting for Reverse Split), determined in accordance with Rule 13d-3(d)(1).  The percentage calculation is based upon 14,632,553 outstanding Shares as disclosed in the Exchange Agreement and as reported in the Issuer’s most recent Current Report on Form 8-K, as filed with the SEC on February 14, 2011.

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power*	Shared Dispositive Power*
Ang Kang Han		300,607,511		300,607,511
China Changsheng	283,048,447		283,048,447
China Longshan	17,559,064		17,559,064
Tsoi Sau Lun		300,607,511		300,607,511

* Includes Series A Convertible Preferred Stock on an as-converted basis (to retroactively take into account the 1-for-18.29069125 reverse stock split of the common stock).

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Notwithstanding the disclosure otherwise contained herein, Mr. Ang is control person of China Changsheng and China Longshan and Ms. Tsoi is the director and sole shareholder of China Changsheng and China Longshan, but only in a nominee capacity on behalf of Mr. Ang.  Mr. Ang and Ms. Tsoi have an understanding that allows Mr. Ang to control and direct the voting and dispositive power of the shares of China Changsheng and China Longshan held by Ms. Tsoi in such nominee capacity.  As such, Mr. Ang is deemed to be the beneficial owner of all the outstanding capital shares of China Changsheng and China Longshan.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Form 8-K(1)
Exhibit B – Exchange Agreement(2)
Exhibit C – Certificate of Designation of Series A Convertible Preferred Stock(3)
Exhibit D – Joint Filing Agreement*

*           Attached herewith.
(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC February 14, 2011.
(2)	Incorporated by reference as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC February 14, 2011.
(3)	Incorporated by reference as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC February 14, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANG KANG HAN

/s/ Ang Kang Han
Ang Kang Han, an individual

Date:  February 24, 2011

CHINA CHANGSHENG INVESTMENT LIMITED

/s/ Tsoi Sau Lun
Name:   Tsoi Sau Lun
Title:   Director

Date:   February 24, 2011

CHINA LONGSHAN INVESTMENT LIMITED

/s/ Tsoi Sau Lun
Name:   Tsoi Sau Lun
Title:   Director

Date:   February 24, 2011

TSOI SAU LUN

/s/ Tsoi Sau Lun
Tsoi Sau Lun, an individual

Date:    February 24, 2011

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate.  The undersigned each expressly authorize each other to file on any and all amendments to such statement on their behalf.  The undersigned agree that this joint filing agreement may be signed in counterparts.

ANG KANG HAN

/s/ Ang Kang Han
Ang Kang Han, an individual

 Date:  February 24, 2011

CHINA CHANGSHENG INVESTMENT LIMITED

/s/ Tsoi Sau Lun
Name:   Tsoi Sau Lun
Title:   Director

Date:   February 24, 2011

CHINA LONGSHAN INVESTMENT LIMITED
/s/ Tsoi Sau Lun
Name:   Tsoi Sau Lun
Title:   Director

Date:   February 24, 2011

TSOI SAU LUN

/s/ Tsoi Sau Lun
Tsoi Sau Lun, an individual

Date:    February 24, 2011